       COVER

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

                  _______________________________


(Mark One)

 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

 For the fiscal year ended December 31, 1995


             OR


 [   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

 For the transition period from _____________ to ________________

 Commission file number  1-6075


     A. Full title of the plan and the address of the plan if different from that of the issuer named below:


          CHICAGO AND NORTH WESTERN RAILWAY COMPANY
          PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM


     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


          UNION PACIFIC CORPORATION
          Martin Tower
          Eighth and Eaton Avenues
          Bethlehem, PA  18018

Financial Statements and Exhibits


       (a)     Financial Statements

               See Table of Contents to Financial Statements on Page F-1


       (b)     Exhibits

               23 - Independent Auditors' Consent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  August 26, 1996


                              Chicago and North Western Railway Company
                              Profit Sharing and Retirement Savings Program




                              By: /s/ Gary M. Stuart
                                  _____________________________________

                                  Gary M. Stuart, Member of the Investment
                                  Committee of the Plan and Vice President and Treasurer of Union Pacific Corporation

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM
TABLE OF CONTENTS

                                                                       Page
                                                                       ----
INDEPENDENT AUDITORS' REPORT                                            F-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND 1994
  AND FOR THE YEARS THEN ENDED:
  Statements of Net Assets Available for Benefits                       F-3

  Statements of Changes in Net Assets Available for Benefits            F-4

  Notes to Financial Statements                                    F-5 - F-10

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995
  AND FOR THE YEAR THEN ENDED:

  Item 27a - Schedule of Assets Held for Investment Purposes           F-11

  Item 27d - Schedule of Reportable Transactions                       F-12


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program Committee

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Omaha, Nebraska

August 20, 1996


CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- -----------------------------------------------------------------------------

                                                 1995          1994
ASSETS

CASH AND SHORT TERM INVESTMENTS            $  2,181,488   $      2,351
                                           ------------   ------------

INTEREST RECEIVABLE                           1,174,864      2,029,503
                                           ------------   ------------

INVESTMENTS, at fair value (Note 3):
  Mutual Funds                               77,615,363     69,216,051
  Pooled Funds                                  205,131        202,464
  Common Stock                                  410,469        268,250
                                           ------------   ------------
                                             78,230,963     69,686,765


INVESTMENTS, at contract value (Note 4):
 Investment contract with insurance
  company                                    56,645,221     51,746,309
                                           ------------   ------------

   Total Investments                        134,876,184    121,433,074
                                           ------------   ------------

RECEIVABLES:
  Employer's contribution                     5,717,530      5,655,934
  Participants' contributions                   107,898        752,430
                                           ------------   ------------
   Total Receivables                          5,825,428      6,408,364
                                           ------------   ------------

   Total Assets                             144,057,964    129,873,292
                                           ------------   ------------

LIABILITIES

ACCRUED EXPENSES                                 77,072         68,583
                                           ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS          $143,980,892   $129,804,709
                                           ============   ============


The accompanying notes are an integral part of these financial statements.


CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- -----------------------------------------------------------------------------

                                                 1995          1994
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
    Investment income:
      Net appreciation (depreciation)
       in fair value of investments
       (Note 3)                            $ 15,146,687  $ (6,780,159)
      Interest and dividend income           11,656,419    10,454,838
                                           ------------  ------------
                                             26,803,106     3,674,679
                                           ------------  ------------

    Contributions:
      Employer                                5,937,720     5,655,934
      Participants'                           3,240,538     3,925,490
                                           ------------  ------------

      Total Additions                        35,981,364    13,256,103
                                           ------------  ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
    Distributions to participants            21,223,637     4,913,662
    Administrative expenses                      77,072        68,583
                                           ------------  ------------

      Total Deductions                       21,300,709     4,982,245

TRANSFERS TO SUPPLEMENTAL PENSION PLAN          504,472            --
                                           ------------  ------------
NET INCREASE                                 14,176,183     8,273,858

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                         129,804,709   121,530,851
                                           ------------  ------------

  End of Year                              $143,980,892  $129,804,709
                                           ============  ============


The accompanying notes are an integral part of these financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENTS SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- -----------------------------------------------------------------------------

1. DESCRIPTION OF PROGRAM

    The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program), prior to the adoption of amendments as discussed in Note 11, provides only general information. Participants should refer to the Program document for a more complete description of the Program's provisions.

    General - The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the Company) and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    Contributions - Participants may contribute up to 15% of their compensation on a salary or non-salary deferral basis subject to limitations specified in the Internal Revenue Code. The Company matches the Employee Contributions at a rate of 20% computed on an amount up to the first 5% of the employee's salary contributed. This minimum employer contribution represents the first step in the method discussed below.

    The amount of the Company's annual contribution is determined based upon the Company's profit, or, if larger, based upon the amount of the employee contributions. Employer contributions are allocated on a four step basis, subject to Internal Revenue Code limitations:

    1) The employer contribution is allocated to those employees making employee contributions by matching up to 20% of the amount of each participant's employee contributions for each Program year up to a maximum base of 5% of the employee's salary contributed;

    2) If any employer contribution remains unallocated, such amount is allocated to employees in proportion to the amount by which their compensation (to the salary maximum) exceeds the wage base subject to Railroad Retirement Tax, as defined in Section 3121a of the Internal Revenue Code, with a maximum employer contribution up to 11.4% (or, up to 12% if IRS regulations permit) of such excess amount for each Program year;

    3) If any employer contribution remains unallocated, such amount is allocated to employees making employee contributions by matching up to 20% of the amount of each participant's employee contributions for each Program year up to a maximum base of 5% of the employee's salary contributed;

    4) If any employer contribution remains unallocated, such amount is allocated in proportion to each employee's total compensation (up to the salary maximum) for each Program year.

    As indicated above, step (2) in the employer contribution allocation formula can provide up to 11.4% of the pay received by a participant in excess of the Railroad Retirement Tax taxable wage base. This is the only step of the allocation formula which integrates with Railroad Retirement.

    Participant Accounts - Each participant account is credited with the participant's contributions and an allocation of the Plan's earnings. Allocations are based on participant account balances.

    Vesting - A participant is fully vested if he/she:

    1)  Reached his/her 65th birthday; or

    2) Is involuntarily terminated without cause as determined by the Committee, in accordance with established Company policies if such termination occurs on or after his/her 60th birthday; or

    3)  Reached his/her 60th birthday and has at least 5 years of service;
        or

    4)  Has a disability or dies; or

    5)  Has a termination of employment on account of a force reduction; or

    6)  Has five years of service

    Payment of Benefits - Under the terms of the Program, benefits are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as determined by the participant (with spousal consent when required), be paid to him in a lump sum or in installments. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse) assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity.
    The annuity may, at the option of the Program administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting -The accompanying financial statements are prepared under the accrual method of accounting.

    Investment Valuation and Income Recognition - The Program's investments are stated at fair value except for its investment contract with an insurance company which is valued at contract value (Note 4). If available, quoted market prices are used to value investments. The amounts shown in Note 3 for securities that have no quoted market price represent estimated fair value as determined by Vanguard Fiduciary Trust Company. Purchase and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

    Administrative Expenses - All administrative expenses of the Program with the exception of investment management fees are paid by the Company. Investment management fees are paid by the Program.

3.  INVESTMENTS

    Program participants may direct their contributions in various proportions to either Fund B or Fund C. Participant unmatched contributions prior to 1987 may be invested in either Fund D or Fund E, in accordance with participant directions.

    Fund B - Based upon Program guidelines, this Fund shall be invested in common stocks, similar equity securities, or other similar investments including, but not limited to, bank pooled or common funds, mutual funds or insurance company separate accounts. At December 31, 1995 and 1994, assets in this Fund were invested primarily in Vanguard Windsor Fund Incorporated and Vanguard Index Trust 500 Portfolio mutual funds.

    Fund C - Based upon Program guidelines, this Fund shall be invested in contracts issued by an insurance company, and upon determination by the Board of Directors, would also include, but not be limited to, guaranteed income contracts, group annuity contracts, immediate participation guarantee contracts, or deposit administration contracts. At December 31, 1995 and 1994, assets in this Fund were invested primarily in a guaranteed insurance contract with Northwestern National Life Insurance Company.

    Fund D - Based upon Program guidelines, this Fund shall be invested and is currently invested primarily in the Windsor Fund maintained by the Vanguard Group of Investment Companies.

    Fund E - Based upon the Program guidelines, this Fund shall be invested and is currently invested primarily in the Vanguard Money Market Reserves Prime Portfolio.

    Except for its investment contract with an insurance company (Note 4), the following table presents the fair value of investments. Investments that represent 5% or more of the Program's net assets are separately identified.


                           December 31, 1995        December 31, 1994
                        ------------------------- ----------------------
                            Number         Fair    Number          Fair
                            of Units      Value    of Units       Value
Investments at Fair Value
  as Determined by Quoted
  Market Price:
    Vanguard Windsor Fund
      Incorporated        3,841,686  $55,819,700  5,497,701  $69,216,051
    Vanguard Index Trust
     500 Portfolio          376,241   21,795,663         --           --
    Common stock              9,250      410,469      9,250      268,250
                                     -----------             -----------
                                      78,025,832              69,484,301

Investments at Estimated
  Fair Value:
    Vanguard Money Market
      Reserves              205,131      205,131    202,464      202,464
                                     -----------             -----------
                                     $78,230,963             $69,686,765
                                     ===========             ===========

During 1995 and 1994, the Program's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $15,146.687 and $(6,780,159), respectively, as follows:

                                                Years Ended December 31,
                                             -----------------------------
                                                  1995             1994
Net Change in Fair Value

Investments at Fair Value as Determined by
  Quoted Market Price:

    Mutual Funds                             $15,004,468       $(6,752,409)
    Common Stock                                 142,219           (27,750)
                                             -----------       -----------

Net change in fair value                     $15,146,687       $(6,780,159)
                                             ===========       ===========


4.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

    The Program has entered into a benefit responsive investment contract with Northwestern National Life Insurance Company (Northwestern National). This contract is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Program withdrawals and administrative expenses. Northwestern National maintains the contributions in a pooled account. The crediting interest rate under this contract at December 31, 1995 and 1994, and for the years then ended was 8%. Under this contract a penalty may be incurred for early withdrawal from the contract by the plan sponsor, plan termination and various other employer initiated events.

5.  PROGRAM ADMINISTRATION

    The Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program Committee (the Committee) serves as administrator of the Program. All expenses incurred in the administration of the Program are paid by the Company.

6.  TAX STATUS

    The Program obtained a tax determination letter dated April 16, 1996, in which the Internal Revenue Service stated that the Program, as amended through October 24, 1995, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Program has been amended since receiving the determination letter. However, Program management believes that the program currently is being operated in compliance with the applicable requirement of the Internal Revenue Code. Therefore, it is believed that the Program was qualified and the related trust was tax-exempt under provisions of Section 501(a) of the Internal Revenue Code as of the financial statement date. Therefore, no provision for income taxes has been included in the Program's financial statements.

7.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Program at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Company may direct the Trustee either to distribute the Program's assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

8.  CHANGE OF PROGRAM NAME

    Effective May 23, 1994, the Program's name was changed to Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program from Chicago and North Western Transportation Company Profit Sharing and Retirement Savings Program.

9.  FUND INFORMATION

    Net assets, participant contributions, withdrawals and investment income by fund are as follows for the years ended December 31, 1995 and 1994:


                                                   1995          1994
    Net Assets
      Fund B                                   $ 82,326,722  $ 72,645,794
      Fund C                                     60,388,841    56,089,006
      Funds D and E                               1,265,329     1,069,909
                                               ------------  ------------
         Total                                 $143,980,892  $129,804,709
                                               ============  ============

    Employer contributions:
      Fund B                                   $  3,806,945  $  3,785,707
      Fund C                                      2,130,775     1,870,227
      Funds D and E                                      --            --
                                               ------------  ------------
         Total                                 $  5,937,720  $  5,655,934
                                               ============  ============

    Employee contributions:
      Fund B                                   $  2,175,610  $  2,692,725
      Fund C                                      1,064,928     1,232,765
      Funds D and E                                      --            --
                                               ------------  ------------
         Total                                 $  3,240,538  $  3,925,490
                                               ============  ============

    Distributions to participants:
      Fund B                                   $ 10,506,455  $  2,699,164
      Fund C                                     10,649,493     2,015,713
      Funds D and E                                  67,689       198,785
                                               ------------  ------------
         Total                                 $ 21,223,637  $  4,913,662
                                               ============  ============

    Investment Income
      Fund B                                   $ 21,814,453  $   (226,193)
      Fund C                                      4,725,544     3,886,907
      Funds D and E                                 263,109        13,965
                                               ------------  ------------
         Total                                 $ 26,803,106  $  3,674,679
                                               ============  ============


10. MERGER AGREEMENT

    On March 16, 1995, Union Pacific Corporation (the Corporation) executed a definitive merger agreement pursuant to which it acquired the remaining 71.6% of the Chicago and North Western Transportation Company's (CNW) stock. Under this agreement the Corporation initiated a tender offer on March 23, 1995 and completed the acquisition of the CNW on April 24, 1995. As a result of the acquisition, and effective April 24, 1995, the Plan is being administered by the Senior Vice President, Human Resources of the Corporation.

11. PLAN AMENDMENT

    Effective October 24, 1995, the Program was amended such that, the Program was frozen effective December 31, 1995. There shall be no new participants in the Program after December 31, 1995. Except for contributions made in 1996 with respect to 1995 in the customary manner of the Prior Program as in effect during 1995, there shall be no contributions made to the Program after December 31, 1995. Effective January 1, 1995 participants are fully vested in amounts credited to their account.

12. SUBSEQUENT EVENT

    Effective July 15, 1996, the Program was amended and restated. Program investment options were increased from four to ten. The ten available options are the Union Pacific Common Stock Fund, the Union Pacific Equity Index Fund, the Union Pacific Fixed Income Fund, the Vanguard Bond Market Fund, the Vanguard Money Market Reserves - Prime Portfolio Fund, the Wellington Fund, the Vanguard World Fund - U.S. Growth Portfolio, the Vanguard World Fund - International Growth Portfolio, the Vanguard Windsor Fund and the NWNL Guaranteed Investment Contract Fund. In conjunction with the amendment and restatement, Program assets were transferred to Vanguard Fiduciary Trust Company.


CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- ----------------------------------------------------------------------------------

     Column B                    Column C                 Column D      Column E


                            Description of Investment,
  Identity of Issue,        Including Collateral, Rate
 Borrower, Lessor or        of Interest, Maturity Date                   Current
    Similar Party            or Maturity Value              Cost          Value
Vanguard Fiduciary Trust     Windsor Fund Incorporated,
 Company                     3,841,686 shares           $ 49,810,991    $ 55,819,700

Vanguard Fiduciary Trust     Index Trust 500 Portfolio,
 Company                     376,241 shares               16,572,011      21,795,663

Northwestern National Life
 Insurance Company           Group annuity contract,
 Contract No. GA-13569-1-001 56,645,221 shares           56,645,221       56,645,221

NWNL Companies,              Common stock, 9,250
 Incorporated                shares                         142,307          410,469

Vanguard Fiduciary Trust     Money Market Reserves
Company                      Prime Portfolio
                             205,131 shares                 205,131          205,131

LaSalle National Trust*      Short-Term Investment
                             Fund, 2,181,488 shares       2,181,488        2,181,488
                                                       ------------     ------------
                                                       $125,557,149     $137,057,652
                                                       ============     ============

* Represents a party-in-interest


CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- -----------------------------------------------------------------------------------------------------

Single Transactions Involving an Amount in
Excess of 5% of the Current Value of Plan Assets:

  Column A           Column B         Column C     Column D    Column G       Column H     Column I
                                                                               Current
                                                                              Value of
                                                                              Asset on
 Identity of      Description of      Purchase      Selling     Cost of      Transaction   Net Gain
Party Involved        Asset            Price         Price       Asset          Date       or (Loss)

Vanguard Fiduciary  Windsor Fund
 Trust Company      Incorporated            --    $20,668,157  $20,750,958   $20,668,157  $  (82,801)

Vanguard Fiduciary Index Trust 500
 Trust Company         Portfolio   $20,668,157            --   $20,668,157   $20,668,157          --

Series of Transactions, When Aggregated, Involving an
Amount in Excess of 5% of the Current Value of Plan Assets


  Column A         Column B           Column C     Column D    Column E       Column F     Column G



 Identity of      Description of    Number of      Number     Dollar Value  Dollar Value   Net Gain
Party Involved        Asset         Purchases     of Sales    of Purchases    of Sales     or (Loss)

Vanguard Fiduciary   Windsor Fund
 Trust Company         Incorporated     24           16        $11,029,327   $32,567,906  $1,618,066

Vanguard Fiduciary   Index Trust 500
 Trust Company          Portfolio       25           12        $23,492,646   $ 8,495,338  $1,574,703

Northwestern
 National Life
 Insurance Company
 Contract            Group Annuity
 No. GA-13569-1-001     Group           22           10        $15,614,603   $10,715,691  $       --

LaSalle National     Short-Term Invest-
 Trust *                ment Fund      120           62        $50,947,240   $48,768,103  $       __



* Represents a party-in-interest